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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC File Number:  0-17999
CUSIP Number:     45253H 10 1 Common Stock


[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 1998

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I - REGISTRANT INFORMATION

Full Name of Registrant:  ImmunoGen, Inc.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:    333 Providence Highway
                                          Norwood, Massachusetts  02062


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-K will be filed on or before October 13, 1998, the fifteenth calendar day following September 28, 1998, the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

      The Registrant could not file its annual report on Form 10-K for the fiscal year ended June 30, 1998 on the prescribed filing date for the following reasons:

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      Pursuant to the terms of a Stockholders' Agreement (the "Agreement"), dated January 11, 1993, by and among the Registrant, the Registrant's majority-owned subsidiary, Apoptosis Technology, Inc. ("ATI"), Dana-Farber Cancer Institute, Inc. ("DFCI") and Dr. Stuart Schlossman (individually, "Dr. Schlossman" and collectively, along with DFCI, the "Stockholders"), if ATI had not, prior to January 11, 1998, concluded a registered public offering of its securities in which the aggregate offering price was at least $5 million, then the Stockholders could each require the Registrant to purchase such Stockholder's shares of ATI Common Stock (the "Put Option"). Moreover, in the Registrant's discretion, the purchase price for such Put Options could be paid for in cash or shares of the Registrant's Common Stock. In March 1998, Dr. Schlossman exercised his Put Option and required the Registrant to purchase his shares of ATI Common Stock. As a result, instead of remitting cash, the Registrant elected to pay for Dr. Schlossman's shares of ATI Common Stock with 475,425 shares of its Common Stock. Such purchase of ATI Common Stock by the Registrant increased the Registrant's ownership interest in ATI by approximately 1.5%.

     In connection with registering Dr. Schlossman's 475,425 shares of the Registrant's Common Stock under the Securities Act of 1933, as amended, the Registrant received from the Securities and Exchange Commission (the "Commission"), a series of comments with respect to the related Form S-3 Registration Statement concerning, among other things, the methodology used by the Registrant to account for its purchase of the additional 1.5% interest in ATI. Subsequent to the receipt of the Commission's most recent comment letter, the Registrant, along with its outside counsel and accountants, participated in a telephone conference call with the Commission to discuss the proposed accounting treatment for such purchase. The resolution of this issue was to be reflected in the Registrant's Form 10-K for the fiscal year ended June 30, 1998, as well as in an amended Form 10-Q for the quarter ended March 31, 1998. At the time that the Form 10-K was to be filed with the Commission, the Registrant and its outside accountants were still in the process of determining the proper accounting disclosure to be included in the relevant financial statements of the Registrant in light of the Commission's comments. As a result, the Registrant was not able, without unreasonable effort or expense, to file its Form 10-K on or prior to the prescribed filing date of September 28, 1998.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

Kathleen A. Carroll, Vice President,
  Finance and Administration                                (781) 769-4242
      (Name)                                                (Tel. No.)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                                  [X]Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                                 [X] Yes  [ ] No
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      The Registrant reported a net loss to common shareholders of approximately
$8,216,416 for the fiscal year ended June 30, 1998 compared to a net loss of $12,594,906 for the year ended June 30, 1997. Financial results for the fiscal year ended June 30, 1998 were positively impacted primarily by a $2.9 million decrease in non-cash dividends. This decrease is due principally to the decrease in convertible preferred stock and related warrants issued in fiscal 1998 versus fiscal 1997 and, therefore, to any value ascribed to any discounts inherent in the convertible preferred stock and the value ascribed to the related warrants.
A more detailed discussion of results of operations is included in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K for the year ended June 30, 1998.

      ImmunoGen, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Dated this 29th day of September, 1998

                                        IMMUNOGEN, INC.




                                        By:/s/ Kathleen A. Carroll
                                           Kathleen A. Carroll
                                           Vice President, Finance and
                                             Administration